



K9
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 2 2009

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per responsible....... 12.00

SEC FILE NUMBER
8-001927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** AND ENDING **12/31/08** X
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STEPHENS INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
111 Center Street
                                  (No. and Street)

Little Rock   Arkansas   72201
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Zoe Ann Hines   501-377-2166
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
                (Name — if individual, state last, first, middle name)

111 Center Street Suite 1800   Little Rock,   Arkansas   72201
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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Stephens Inc. ᶾ\ᵃ

(A Wholly Owned Subsidiary of SI Holdings Inc.)
(SEC I.D. No. 8-001927) (CFTC I.D. No. 0031542)

Statement of Financial Condition
and Supplemental Schedules
as of December 31, 2008,
Supplemental Report on Internal Control, and
Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 and Regulation 1.10(g) under the Commodity
Exchange Act as a **PUBLIC** Document.

Deloitte.

Deloitte & Touche LLP
Suite 1800
111 Center Street
Little Rock, AR 72201
USA

Tel: +1 501 370 3600
Fax: +1 501 375 7817
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Stephens Inc.
Little Rock, Arkansas

We have audited the accompanying statement of financial condition of Stephens Inc. (the "Company") (a wholly owned subsidiary of SI Holdings Inc.) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Stephens Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules on pages 13-14 are presented for purposes of additional analysis and are not a required part of the basic statement of financial condition, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statement taken as a whole.

Deloitte + Touche LLP

February 24, 2009

Member of
Deloitte Touche Tohmatsu

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
(In thousands, except share amounts)

ASSETS

CASH AND CASH EQUIVALENTS	$	4,230
GOVERNMENT SECURITIES — Segregated under federal and other regulations		2,892
RECEIVABLES FROM:		
Brokers and dealers		1,512
Customers		71,699
Officers, directors, and affiliates		4,147
Others		2,270
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL		3,148
MARKETABLE SECURITIES — At fair value		147,876
NOT READILY MARKETABLE SECURITIES — At fair value		1,370
FURNITURE, FIXTURES, AND EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost — net of accumulated depreciation and amortization of $38,149		6,893
OTHER		5,098
TOTAL	$	251,135

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payables to:		
Brokers and dealers	$	1,437
Customers including free credit balances of $61,900		67,778
Officers, directors, and affiliates		11,806
Securities sold but not yet purchased — at fair value		84
Accrued compensation		36,245
Other		36,259
Total liabilities		153,609
STOCKHOLDER'S EQUITY:		
Common stock, no par value — 2,000 shares authorized, issued, and outstanding		100,000
Additional paid-in capital		12,000
Retained earnings		(14,474)
Total stockholder's equity		97,526
TOTAL	$	251,135

See notes to statement of financial condition.

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
(Dollars in thousands)

1. **ORGANIZATION**

   Stephens Inc. (the "Company") is a full-service investment banking firm which is headquartered in Little Rock, Arkansas. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of SI Holdings Inc., an S Corporation (the "Parent").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Cash and Cash Equivalents — For financial reporting purposes, the Company defines cash and cash equivalents as currency on hand and demand deposits with banks.

   Securities Transactions — Customer securities transactions, including commissions, are recorded on a settlement date basis and are carried at fair value. Recording such transactions on a trade date basis would not result in a material difference in the accompanying financial statements taken as a whole. Marketable securities and securities sold but not yet purchased are carried at fair value. Unrealized gains and losses are reflected in principal transactions revenue.

   Principal transactions revenue represents realized and unrealized trading gains and losses associated with proprietary trading and market making activities. Interest and dividends related to principal transactions are included in interest and dividend income.

   Securities borrowed are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced. The Company monitors the market value of the securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

   Transactions involving sales of securities under agreements to repurchase or purchases of securities under agreements to resell are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to take possession of securities with a market value in excess of the principal amount loaned plus accrued interest in order to initially collateralize the purchase of securities under agreements to resell. The Company's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral when deemed appropriate.

   Investment Banking — Investment banking revenues, which include underwriting fees, management fees, and mergers and acquisitions advisory fees, are recorded when services for the transaction are substantially completed. Transaction-related expenses incurred prior to closing or termination of an engagement are deferred and later expensed to match revenue recognition.

   Concentrations of Credit Risk — In the normal course of business, the Company engages in transactions which expose it to credit risk, including periodic concentrations of credit risk related primarily to securities underwriting and resale agreements. In addition to the monitoring procedures

described above, the Company reviews, as necessary, the credit standing of each counterparty with which it conducts business in order to mitigate this risk.

Furniture, Fixtures, and Equipment, and Leasehold Improvements — Furniture, fixtures, and equipment, and leasehold improvements are recorded at cost. Depreciation of furniture, fixtures, and equipment is provided over estimated useful lives of three to ten years using both straight-line and accelerated methods. Leasehold improvements are amortized using the straight-line method over the shorter of 10 years or the lease term. The Company periodically evaluates the carrying value of its furniture, fixtures, and equipment to determine if an impairment exists.

Income Taxes — The Company is a Qualified Subchapter S Corporation and therefore bears no entity level tax.

Use of Estimates — The preparation of financial statement in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates and assumptions.

Recent Accounting Pronouncements — In February 2007, the Financial Accounting Standards Board (FASB) issued of Financial Accounting Standard (SFAS) No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits entities to elect to measure financial assets and liabilities (except for those that are specifically scoped out of the Statement) at fair value. The election to measure a financial asset or liability at fair value can be made on an instrument-by-instrument basis and is irrevocable. The difference between the carrying value and the fair value at the election date is recorded as a transition adjustment to opening retained earnings. Subsequent changes in fair value are recognized in earnings. The Company has chosen not to elect the fair value option for any assets or liabilities pursuant to SFAS No. 159.

The Company adopted the provisions of SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157") effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the market place, the liquidity of the markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, such as those experienced in fiscal 2008, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2, or Level 2 to Level 3.

Fair value is a market-based measure considered from the perspective of a market participant rather than a Company-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

On October 10, 2008 the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. The FSP was effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP FAS 157-3 did not have a material impact on the Company's financial statement.

3. FAIR VALUE MEASUREMENTS

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Treasury obligations are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury obligations are categorized in Level 1 of the fair value hierarchy.

Mortgage-backed Securities are comprised of agency issued debt and mortgage pass-throughs. Non-callable agency issued debt securities are generally valued using quoted market prices. Actively traded non-callable agency issued debt securities are generally categorized in Level 1 of the fair value hierarchy.

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations or bond spreads. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate stocks are exchange traded securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Not readily marketable securities held in trust are valued using quoted market prices and are categorized in Level 1 of the fair value hierarchy. Other not readily marketable securities are estimated using multiple factors including the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. These securities are generally categorized in Level 2 of the fair value hierarchy.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Balance as of December 31, 2008
Government securities segregated under federal and other regulations	$ 2,892	$	$ 2,892
State and municipal obligations		2,126	2,126
Mortgage-backed securities	54,691	161	54,852
Corporate stocks	3,717		3,717
Money markets, mutual funds and other	67,408		67,408
Corporate bonds, debentures and notes	215	209	424
U.S. Treasury obligations	19,349		19,349
Not readily marketable securities	1,267	103	1,370
	$ 149,539	$ 2,599	$ 152,138

4. ASSETS SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2008, the Company had segregated $2,892 of marketable securities in an account "for the exclusive benefit of customers" pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

5. RECEIVABLES AND PAYABLES

Brokers and Dealers — Receivables from brokers and dealers at December 31, 2008, consist of the following:

Securities borrowed	$ 1,310
Securities failed to deliver	155
Other	47
	$ 1,512

Payables to brokers and dealers at December 31, 2008 consist of the following:

Securities failed to receive	$ 1,019
Clearing deposits payable	268
Dealer free credits	150
	$ 1,437

Customers — Receivables from customers primarily consist of amounts due on cash and margin securities transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the financial statements. No allowance for doubtful accounts is considered necessary. Payables to customers primarily represent cash on deposit with the Company.

Officers, Directors, and Affiliates — Receivables from and payables to officers, directors, and affiliates result from securities transactions executed in the ordinary course of business and carry the same terms and conditions as transactions with non-related parties.

Others — Receivables from others result primarily from the Company's brokerage activities.

6. **MARKETABLE SECURITIES AND SECURITIES SOLD, NOT YET PURCHASED**

The components of marketable securities and securities sold, not yet purchased at December 31, 2008, are as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 2,126	$ 72
Mortgage-backed securities	54,852	
Corporate stocks	3,717	12
Money markets, mutual funds and other	67,408	
Corporate bonds, debentures and notes	424	
U.S. Treasury obligations	19,349	
Total	$ 147,876	$ 84

7. **BORROWINGS**

The Company had no short-term bank borrowings outstanding at December 31, 2008. During the year, short-term borrowings averaged $454 per month, with a maximum indebtedness of approximately $66,227. The weighted-average interest rate on these borrowings approximated 3.35% for the year ended December 31, 2008. These borrowings are collateralized by firm-owned marketable securities.

As of and for the year ended December 31, 2008, the Company had no outstanding obligations that were subordinated to claims of general creditors.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company has elected to compute its net capital requirement under the aggregate indebtedness method of the Rule, which does not allow aggregate indebtedness to exceed 15 times net capital. At December 31, 2008, the Company had an aggregate indebtedness to net capital ratio of 1.9 to 1 with $78,594 of net capital, which was $68,436 in excess of its required minimum net capital of $10,158. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17).

9. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan covering employees who have completed six months of employment at the beginning of the next quarter, with a minimum of 500 hours worked. The required Company contributions for each plan year are 100% of each eligible participant's contributions which do not exceed an amount equal to 2% of pay, up to $100,000, and three-quarters of 2% above $100,000 up to the legal limit. Contributions in excess of the basic Company contributions are at the discretion of the Company's board of directors. Participants are fully vested in the Company's contributions after five years of service, and have graduated vesting up to the five years. Forfeitures of the Company's contributions are used to pay for plan expenses or to increase the Company's contributions. Employees are eligible to make contributions to the plan beginning on the first payroll date of the second calendar month following the employee's date of hire.

The Company participates in a nonqualified, unfunded deferred compensation plan (the "Plan") with affiliated entities that permits eligible participants to defer a portion of their compensation and earn interest on amounts deferred, including interest. Participants in the Plan are vested immediately. For 2008, the Company did not allow participants to contribute to the Plan. The Plan provides for payments after a minimum deferral period of three years, with additional payment provisions upon retirement, termination, death, or disability. At December 31, 2008, the Company's recorded liability related to the Plan was $2,565, which is included in accrued compensation.

10. RELATED-PARTY TRANSACTIONS

The Company rents certain real property from an affiliate and other related parties under noncancelable operating leases. At December 31, 2008, the future minimum rental commitments under these leases are as follows:

Years Ending December 31	Amount
2009	$ 5,789
2010	3,479
2011	3,325
2012	3,263
2013	3,361
Thereafter	5,815
	$ 25,032

The Company pays various expenses on behalf of an affiliated entity which are attributable to the operations of that entity. Subsequently, the affiliate reimburses the Company for expenses paid on its behalf. At December 31, 2008, a payable balance of $629 was included in payables to officers, directors and affiliates and was due from the Company to the Parent for expenses the Parent paid on behalf of the Company. During the year, the Company allocated administrative and other expenses to an affiliated entity, based on a written agreement. From time to time, the Company provides investment banking services to certain related parties. The Company executes and settles various securities transactions with officers, directors, and affiliates.

The Company holds a position in marketable securities of companies in which officers, directors, and affiliates are members of the Boards of Directors. Total investment in related entities was $1,973, which is included in marketable securities.

Related-party transactions include transactions with Mutual Assurance Administrators, Inc. ("MAA"), which is a third-party administrator of health claims and a wholly owned subsidiary of SI Holdings Inc.

11. COMMITMENTS AND CONTINGENCIES

In addition to the lease commitment discussed in Note 10, the Company has commitments related to other office space and software maintenance agreements. At December 31, 2008, the future minimum payments required under these agreements are as follows:

Years Ending December 31	Amount
2009	$ 4,025
2010	3,597
2011	3,198
2012	3,099
2013	1,221
Thereafter	1,356
	$ 16,496

The Company is a defendant in several lawsuits and arbitrations, which arose from its usual business activities. Certain of these lawsuits arose from the Company's participation as a member of the selling group or the underwriting syndicate in public offerings of securities. The Company also is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties. Although the ultimate outcome of these actions cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and consultation with outside counsel, does not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position, results of operations or cash flows.

During the year a judgment was entered against the Company in the amount of $25 million. The Company has filed an appeal, however an accrual of $26.6 million, which includes the judgment plus interest, has been included in other liabilities.

Also, an arbitration award was entered against the Company in the amount of $7.25 million. In accordance with the terms of the sale of the Company in 2006, the former parent company assumed responsibility for payment of this judgment and related legal fees. Accordingly, no liability has been recognized as of December 31, 2008. Payment of this judgment was made by the former parent company on January 28, 2009.

The Company also provides guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions. The Company has not recorded a liability for such exposure as the likelihood of being required to pay is remote.

12. DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

Off-Balance-Sheet Risk — The Company enters into various transactions involving off-balance-sheet financial instruments, which primarily include securities purchased and sold on a when-issued basis, securities to-be-announced, and options.

The Company has sold securities not yet purchased and, therefore, will be obligated to purchase such securities at a future date. The Company has exposure to losses if the market values of these securities increase prior to purchase.

The Company's clearance activities involve the execution, settlement, and financing of various customer securities and commodities transactions on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Customer transactions may expose the Company to off-balance-sheet risks in the event the customer is unable to fulfill its contractual obligation or the margin requirements are not sufficient to fully cover losses that the customer may incur. The Company controls this risk by establishing credit limits for such activities and monitoring its customers' compliance and exposure on a daily basis.

As a registered futures commission merchant, the Company introduces customer transactions to another broker on a fully disclosed basis that involve the purchase and sale of commodity futures contracts (including options on futures), but it does not carry any accounts related to commodities transactions for customers.

The Company sells futures contracts on Treasury instruments as a hedge against certain positions in the Company's municipal bonds inventory. There were no futures contracts outstanding at December 31, 2008.

Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The Company is also exposed to market risk, which is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

13. COLLATERAL

The Company receives collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, the Company is permitted to sell or repledge the securities held as collateral and use the securities to enter into securities lending arrangements or deliver to counterparties to cover short positions. At December 31, 2008, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $107,494 and the fair value of the firm's collateral that had been sold or repledged was $25,706.

* * * * * *

SUPPLEMENTAL SCHEDULES

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

SUPPLEMENTAL SCHEDULE — COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

NET CAPITAL:

Total stockholder's equity from statement of financial condition	$ 97,526
Deduct:	
Nonallowable assets:	
Not readily marketable securities — at fair value	1,370
Furniture, fixtures, and equipment, and leasehold improvements — net	6,893
Receivables	1,362
Unsecured receivables from brokers and dealers and customers	319
Other	3,359
Other deductions	101
Net capital before haircuts on securities	84,122
Haircuts on securities:	
Trading positions	4,868
Contractual securities commitments	660
NET CAPITAL	$ 78,594
AGGREGATE INDEBTEDNESS:	
Payables to brokers and dealers for customers' securities failed to receive	$ 125
Brokers' free credit balances	150
Payables to customers	67,778
Payables to officers, directors, and affiliates	11,806
Accrued compensation and other accrued liabilities	72,504
Total aggregate indebtedness	152,363
NET CAPITAL	78,594
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED (1/15 OF AGGREGATE INDEBTEDNESS)	10,158
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 68,436
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.9 to 1

There are no material differences between this computation and the computation included in the FOCUS Form X-17A-5 Part II as of December 31, 2008, filed by the Company on January 23, 2009.

STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

**SUPPLEMENTAL SCHEDULE — SCHEDULE OF SEGREGATION REQUIREMENTS
AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY
EXCHANGES AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN
SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS
CUSTOMERS PURSUANT TO THE COMMODITY EXCHANGE ACT
AS OF DECEMBER 31, 2008**

The Company does not carry any customers' regulated commodity futures, foreign future, and foreign options accounts; therefore, the Company has no reporting requirement.

Deloitte.

Deloitte & Touche LLP
Suite 1800
111 Center Street
Little Rock, AR 72201
USA

Tel: +1 501 370 3600
Fax: +1 501 375 7817
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

Stephens Inc.
111 Center Street
Little Rock, Arkansas

In planning and performing our audit of the financial statements of Stephens Inc. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 24, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

We did not review the practices and procedures followed by the Company in making the daily computations of segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, because the Company does not maintain customer commodities accounts or hold foreign futures or foreign options.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding second paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding second paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

February 24, 2009